UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

FINGERMOTION, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
31788K108
(CUSIP Number)
Yang Yeat Choe 6-9-1 V Square PJ City Centre Jalan Utara Petaling Jaya, Selangor Malaysia 46200 Tel: +60123723996
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 16, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP No.	31788K108
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Yang Yeat Choe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ] Not applicable
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
Not applicable [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Malaysia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,257,600 shares of common stock (the “Common Shares”)(1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
7,257,600 Common Shares(1)
	10	SHARED DISPOSITIVE POWER
Nil

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,257,600 Common Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
Not applicable [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Note:

(1)These 7,257,600 shares consist of (i) 7,200,000 Common Shares held by Ever Sino International Limited, an entity controlled by Mr. Yang Yeat Choe who has sole voting and dispositive power of such Common Shares, and (ii) 57,600 Common Shares issuable upon exercise of stock options granted to Mr. Yang Yeat Choe, which have vested and an exercisable within 60 days of the date hereof.

(2)Based on 52,712,850 Common Shares of the Issuer’s common stock issued and outstanding as of August 8, 2024, however, the 7,200,000 Common Shares which were acquired on May 16, 2019 represented 28.4% of the 25,370,953 Common Shares outstanding on May 16, 2019.

Item 1.Security and Issuer

This statement relates to the voting common stock, $0.0001 par value, of FingerMotion, Inc., a Delaware corporation (the "Issuer"). The Issuer maintains its principal executive office at 111 Somerset Road, Level 3, Singapore 238164.

Item 2.Identity and Background

Name:

This statement is filed by Yang Yeat Choe (the “Reporting Person”).

Residence or Business Address:

Mr. Choe’s address is:

6-9-1 V Square PJ City Centre
Jalan Utara
Petaling Jaya, Selangor
Malaysia  46200

Present Principal Business or Occupation:

Mr. Choe’s principal occupation is consulting and investing.

Place of Organization or Citizenship:

Mr. Choe is a Malaysia citizen.

Criminal Proceedings:

During the last five years, the Reporting Person has not been convicted in any criminal proceeding.

Civil Proceedings:

During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.Source and Amount of Funds or Other Considerations

On May 16, 2019, the Reporting Person acquired 3,600,000 Common Shares of the Issuer from Liew Siew Chin and 3,600,000 Common Shares of the Issuer from Cheong Liong Foong for aggregate consideration of $360,000 constituting approximately 28.4% of the Issuer’s outstanding capital stock as of May 16, 2019.

On December 28, 2021, the Issuer granted 96,000 stock options to the Reporting Person to purchase 96,000 Common Shares (each, an “Option Share”) at a price of $8.00 per Option Shares, which was subsequently amended to $3.84 per Option Share, with an expiry date of five years from the date of grant and having vesting provisions of 20% on the date of grant and 20% on each of the first, second, third and fourth anniversary of the date of grant.  As of the date hereof, only 57,600 stock options have vested to purchase 57,600 Common Shares.

Item 4.Purpose of Transaction

The Reporting Person acquired the Common Shares of the Issuer as described above in Item 3 as part of the Reporting Person’s overall personal investment strategy.

Subject to all relevant securities law restrictions, the Reporting Person reserves the right to formulate other plans or make other proposals and take other actions with respect to its interest in the Issuer. Depending on market conditions and other factors, the Reporting Person may acquire or dispose of securities of the Issuer as the Reporting Person may deem appropriate, whether in open market purchases or sales, privately negotiated transactions or otherwise. The Reporting Person continues to evaluate numerous potential transactions and in connection therewith may exchange Common Shares for other assets or may sell Common Shares to increase its cash position. The Reporting Person may also reconsider and change its plans or proposals relating to the foregoing.

Except as otherwise disclosed herein, the Reporting Person has no current plans or proposals that relate to or would result in:

(a)the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)any material change in the present capitalization or dividend policy of the Issuer;

(f)any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the United States Investment Company Act of 1940;

(g)changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)any action similar to any of those enumerated above.

Item 5.Interest in Securities of the Issuer

The filing of this statement by the Reporting Person shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by the statements herein.

(a)For the purposes of this statement, the Reporting Person is reporting herein that, as of August 8, 2024, the Reporting Person was the beneficial owner of 7,257,600 Common Shares of the Issuer’s common stock, representing approximately 13.8% of the Issuer’s issued and outstanding common stock.

(b)For the purposes of this statement, the Reporting Person is reporting herein that, as of August 8, 2024, the Reporting Person had the sole power to vote or to direct the voting of, or to dispose or to direct the disposition of 7,257,600 Common Shares of the Issuer’s common stock, representing approximately 13.8% of the Issuer’s common stock.

(c)As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer’s equity securities had been engaged in by the Reporting Person other than as disclosed herein.

(d)As of the date hereof, to the best knowledge and belief of the undersigned, except as otherwise reported herein, no person other than the Reporting Person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2024.

/s/ Yang Yeat Choe

Name:  Yang Yeat Choe

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